Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Garra Fish Spa Holdings, Inc.
27001 US HWY 19 N., Suite 2056
Clearwater, FL 33761
https://www.garraspas.com

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Garra Fish Spa Holdings, Inc.
Address: 27001 US HWY 19 N., Suite 2056, Clearwater, FL 33761
State of Incorporation: DE
Date Incorporated: April 17, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $264.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 15% Bonus Shares

Investors who reserved shares in our Testing The Waters and invest in the offering are eligible for 15% additional bonus shares.

Combo/Avid Investor Perk

Early Bronze

Invest $500+ within the first week and receive 5% bonus shares.

Early Silver

Invest $1,000+ within the first week and receive 7% bonus shares.

Early Gold

Invest $2,500+ within the first week and receive 10% bonus shares.

Early Platinum

Invest $5,000+ within the first week and receive 12% bonus shares.

Early Diamond

Invest $10,000+ within the first week and receive 15% bonus shares.

Volume-Based Perk

Tier 1

Invest $500+ and receive an invitation to Private Investor Group.

Tier 2

Invest $1,000+ and receive a gift card valued at $100 to be used in a store of nomination.

Tier 3

Invest $5,000+ and receive 3% bonus shares + 1 month of membership at a nominated Garra Spa location, plus 2 body butters.

Tier 4

Invest $10,000+ and receive 5% bonus shares + 6-month membership to a nominated Garra Spa (unlimited usage) + 30-minute call with CEO.

Tier 5

Invest $25,000+ and receive 10% bonus shares + 12-month membership to a nominated Garra spa for 2 people + 60-minute call with CEO.

Tier 6

Invest $50,000+ and receive 15% bonus shares + lifetime membership to a Garra Spa of your choice + 60-minute call with CEO.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>StartEngine 10% OWNERS BONUS</u>

Garra Fish Spas will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Garra Fish Spa Holdings, Inc. delivers a fun, unique spa experience to everyday users with our custom-designed tanks where a special breed of Garra Rufa fish provide a special therapeutic experience to our customers' feet. We have been available in corporate and franchise locations across six states since 2016. Our specialized breed of toothless Garra Rufa fish and patented filtration system creates a highly hygienic and pleasurable fish spa experience, with zero known cases of infection in our 2+ million customer uses.

We focus on high-traffic, tourist destinations in six states, including Florida and Nevada, creating memorable in-person experiences for customers of all ages. Now, with our new kiosk model complete, we are ready to expand.

Garra Fish Spa Holdings, Inc. ("HoldCo") was incorporated on April 17th, 2023 as a Delaware C-Corp. HoldCo owns 100% of Garra Fish Spas Pennsylvania, LLC, a Pennsylvania Limited Liability Company (previously Garra Fish Spas, Inc., a Florida C-Corp). Garra Fish Spas Pennsylvania, LLC was established to operate Pennsylvania corporate locations.

HoldCo also owns 80% and Debra Kalp owns 20% of Garra Franchising, LLC, a Florida Limted Liability Company. Garra Franchising, LLC is used and will continue to be used to establish franchise locations rather than corporate-owned locations.

HoldCo will own 100% of any future new LLCs created to establish new corporate locations and 100% of the capital raised in this offering will be going to the parent HoldCo.

Garra Clearwater, LLC, a Florida Limited Liability Company, is a franchise location 100% owned by Debra Kalp.

Garra Holdings, LLC, a Florida Limited Liability Company, was formed in Florida but was never used and not intended to be used in the future.

Garra Management, LLC, a Florida Limited Liability Company, had its functions moved to Garra Franchising, LLC and is not longer in use.

Garra, LLC is an Ohio Limited Liability Company associated with HoldCo. Garra, LLC assigned the “Garra Fish Spas” trademark (serial number 97202328) to HoldCo and is no longer in use.

Mission Statement:

"At Garra Fish Spas, our mission is to provide a transformative and unforgettable fish spa experience to our valued guests. Through our commitment to hygiene, uniqueness, relaxation, and fun, we aim to create an oasis of rejuvenation and delight. With our state-of-the-art water filtration system, innovative business concept, and warm hospitality, we strive to exceed expectations and become the premier destination for fish spa therapy across the nation."

Vision Statement:

"Our vision is to revolutionize the concept of relaxation and wellness by showcasing the extraordinary synergy between fish and feet. We envision Garra Fish Spas as a household name synonymous with exceptional quality, impeccable hygiene, and an unparalleled guest experience. Through continuous innovation, expansion, and a passion for providing moments of joy and tranquility, we aim to create a global network of Garra Fish Spas, touching lives and spreading happiness one fish spa at a time."

Business Concept:

● Kiosk-style and Storefront Locations: We offer conveniently located kiosk-style and storefront locations within shopping centers and tourist destinations in multiple states, making the fish spa experience easily accessible to our guests.

● Fish Spa Therapy: Our primary focus is on providing fish spa therapy, where guests immerse their feet in tanks filled with Garra Rufa fish. These toothless fish gently swim against the skin, offering natural exfoliation and promoting foot rejuvenation.

● Patented Filtration System: We have developed and patented a cutting-edge water filtration system that ensures the highest standards of cleanliness and hygiene, providing our guests with a safe and sanitary environment.

● Hygiene and Guest Safety: We prioritize the well-being and safety of our guests by implementing rigorous hygiene protocols, including regular water testing, tank cleaning, and sterilization procedures, to maintain an optimal environment for both our guests and the fish.

● Unique and Memorable Experience: We strive to create a truly distinct and memorable experience for our guests, combining the therapeutic benefits of fish spa therapy with a touch of whimsy and fun. Our warm and attentive staff adds a personal touch, ensuring that every guest feels valued and cared for.

● Commitment to Wellness: We believe in the power of relaxation and wellness and aim to provide our guests with a space to unwind, destress, and reconnect with their well-being. The fish spa experience promotes foot health, relaxation, and an overall sense of rejuvenation.

● Expansion and Global Reach: With our profitable business model, we aspire to expand Garra Fish Spas beyond state borders and establish a global presence, sharing the joy and benefits of fish spa therapy with people worldwide.

Competitors and Industry

Competitors

Being one of the first in the industry, competition is scarce. We know of two competitors, 'Dr. Fish Spas' and 'Kisses by Fishes,' located in Nevada. However, we compete with heavy IP, including patents on the filtration system and the chair/tank furniture design. Additionally, we've essentially addressed every reason others in the industry have shut down in previous years including breed and sanitation. For example, we use an authentic breed that is 100% toothless, we don't starve our fish, and we filter/sterilize the water to prevent risk of infection. This is a relatively new industry, and we believe we were first to the market with a proven concept and business model. We then began franchising our concept to build a well-known and reputable brand.

Industry

We believe Garra has found a new niche industry, but there is much skepticism around our concept. Fish pedicures throughout the world are often performed using various breeds of fish that are intentionally starved to make them eat dead skin. Our process is NOT a fish pedicure. We use a toothless breed that swims around larger fish in their natural environment. Essentially, we are creating a process that mimics this natural environment, which keeps our fish happy and healthy, and our guests relaxed, entertained, and very satisfied. We use the term “fish spa experience” instead of “fish pedicure,” because we do not provide typical beautification services found in nail salons.

We believe our process has drastically reduced the risk of infection. Since our beginning in 2016, we are not aware of an instance of infection. We believe we have not been informed of any infections due in large part to the breed we use, the process we have in place, and the amazing staff we have taking care of our guests each day.

Current Stage and Roadmap

Current Stage

Our success, up to this point, has primarily come from franchising. We currently have 17 open locations operating across six states.

Company Roadmap

In an effort to grow our company at a faster rate, we plan to build up a strong corporately-owned side of the business. The crowdfunding campaign is designed to help us do just that. We intend to utilize the raised funds to build out additional inventory, bring on additional team members, and set up at least five new locations in 2023. From there, we plan to expand into new markets in 2024 with plans to build out 12-18 new locations.

The Team

Officers and Directors

Name: James Kalp

James Kalp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: June, 2016 - Present
  Responsibilities: James develops and implements structures and systems to help the organization reach its short- and long-term strategic goals. James' current salary compensation is $78,000 per year.

- **Position:** Chief Financial Officer, Director
  Dates of Service: August, 2017 - Present
  Responsibilities: Serves as point of contact for all financial matters, including banking and bookkeeping.

Other business experience in the past three years:

- **Employer:** Cornerstone Methodist Church
  Title: Board Member

Dates of Service: November, 2020 - Present
Responsibilities: Serving three-year term on the Board of Servant Leaders (volunteer)

Name: Andrew Gelfand

Andrew Gelfand 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director
  Dates of Service: February, 2016 - Present
  Responsibilities: Andrew oversees working on developing relationships with potential investor. Giving people a clear direction of where the company is going and how where going to get there. Andrew's salary compensation for this role is $78,000 per year.

Other business experience in the past three years:

- **Employer:** AG Worldwide
  Title: Founder
  Dates of Service: June, 2009 - October, 2022
  Responsibilities: Grow teams of advertising/marketing professionals to raise funds, new accounts for contracted organizations.

Name: ShaRon Willis

ShaRon Willis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Human Resources
  Dates of Service: April, 2023 - Present
  Responsibilities: Plan and facilitate all human resources initiatives for the company. Her salary is $33,800/year.

- **Position:** Secretary
  Dates of Service: April, 2023 - Present
  Responsibilities: Document Board meeting minutes. The company plans to give Sharon 60,000 shares in equity compensation but this has not yet been completed.

Other business experience in the past three years:

- **Employer:** Garra Fish Spas

Title: Manager
Dates of Service: January, 2019 - April, 2023
Responsibilities: Manage staff and location operations at multiple Garra Fish Spa locations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any number of shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Regulatory Risk
The fish spa industry may be subject to regulations and licensing requirements that could affect the operations and profitability of the company.

Business Risk
The demand for fish spa services may be affected by factors such as economic conditions, consumer preferences, and competition from other wellness services.

This is a new and unproven industry
The fish spa experience is new to the United States and has only been introduced in a small number of states. Regardless of any current perceptions of the market, it is entirely possible that our services will not gain significant acceptance with state regulatory agencies, health departments, and/or boards of cosmetology.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Kalp	5,000,000	Common Stock	50.0%
Andrew Gelfand	5,000,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stockholder Agreement. Pursuant to a Stockholder Agreement among the two founding stockholders and the Company, (a) the Company and the founding stockholders have a right of first refusal to purchase shares that a founder desires to sell, (b) the Company and the founding stockholders have a right to purchase shares from a founder upon the occurrence of certain events effecting a founder, such as a bankruptcy, and (c) the founders have agreed to a market standoff provision in the event the Company has a public company event. The Stockholder Agreement also includes a voting agreement pursuant to which each of the two founders has the right to appoint one board member.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Issuance of Founders Shares
  Date: April 17, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue for fiscal year 2022 was $979,526, an increase of 118% as compared to fiscal year 2021 revenue of $447,985. We believe that the increase in revenue resulted from our efforts in aggressively marketing our brand, bringing on additional team members, and focusing on sales training with our franchisees.

Net income for the fiscal year 2022 was $508,038, an increase of 246% as compared to the fiscal year 2021 net income of $146,710. We believe that this increase in net income resulted from our efforts to reduce expenses, improve margins, and continuously market our brand.

Cost of sales in 2022 was $30,302, or about 3.1% of total revenue. 2022 gross profit increased by $501,239 over 2021 gross profit. This improved performance was caused by an increase in franchise locations. The Company's expenses consist of, among other things, compensation, marketing and sales expenses, and fees for professional services.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because future cash flows will come from corporately owned and operated locations.. Past cash was primarily generated through franchising. Our goal is to open a minimum of eight new kiosk footprint locations over the next 12 months. Cash flows from these kiosks are expected to be greater than previous revenues generated from franchise royalties. This is based on increased visibility in shopping centers, lower leasing costs, and lower operating costs as compared to the previous storefront model.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June, 2023, the Company has capital resources available in the form of $52,325 cash on hand. The Company currently has a revolving line of credit with American Express, for a total amount available of $125,000. This line of credit currently has an outstanding balance of $39,335.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 91% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 10 years. This is based on a current monthly burn rate of $16,380 for expenses related to management salaries. The Company has experienced this burn rate for at least 18 months and is expected to continue at this rate based on the current staffing levels. With an increase in funding, staffing and inventory will increase, influencing an increase in burn rate. For example, with the purchase of additional inventory, warehousing space may need to be leased for housing that inventory. Additionally, an increase in staffing will be needed to meet the increased rate of company growth from the funds raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for more than 10 years. This is based on a current monthly burn rate of $16,380 for expenses related to management salaries. With a maximum raise, the Company will allocate funds toward leased warehouse space to house additional inventory, as well as toward salaries for increased labor in expanding into new markets. With a maximum raise, the Company estimates the burn rate to increase as a percentage of cash flow. For example, if cash flow increases by 10% from the raise, it is estimated that the burn rate will increase by 10%.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Market Growth & Trends

Our industry, personal care services, is projected to grow nearly five times faster than average between 2020 and 2030, according to the BLS. We provide an exciting and innovative service within this industry, making our company a hotspot attraction for those looking for something fun and unique.

The Value of the Company's Assets

The company has an estimated $250,000 in tangible inventory as of 2022. Additionally, the company boasts two highly valuable patents - one on the proprietary filtration system uniquely designed to keep the water free from harmful bacteria, and one on the custom-designed tank/chair unit for guests to sit on while placing their feet into the fish tank. The combination of these pieces of intellectual property supports ongoing company growth while deterring competition to operate effectively in the market.

Management's Prior Achievements & Success

The two founders of the company come with a variety of prior achievements and successes. Professionally, this pair of entrepreneurs boast more than 50 years of experience, including startups, international business ventures, executive organizational leadership, and nonprofits. Collectively, the two also hold four degrees and several professional designations. Their areas of expertise complement each other well, with Andrew Gelfand specializing in marketing/sales, and James Kalp specializing in operations/leadership.

Andrew has executive director-level experience from AG Worldwide (a company he founded), My Cancer Centers, and was previously a professional tennis player. James has retail leadership experience at Lowe's and The Home Depot, consulting experience at P&G, and has worked with a 700+ location European salon brand to bring a franchise system to the U.S.

Business Partnerships & Relationships

The company has locations at Simon Properties and Tanger Outlets shopping centers. Additionally, the company has developed strong relationships with several other property companies over its five years of franchising history.

In conclusion, we believe that this combination of market trends, company assets, an experienced management team, and business relationships gives us a pre-money valuation of $20M.

Disclaimer

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock, common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  59.5%
  We will use 59.5% of the funds raised to purchase inventory for the Company's kiosk build-out in preparation of opening eight new locations.

- *Company Employment*
  16.0%
  We will use 16% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, New Store Training, and Office Administration. Wages to be commensurate with training, experience and position.

- *Working Capital*
  19.0%
  We will use 19% of the funds for working capital to cover expenses for the delivery, setup, and staffing of eight new locations as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.garraspas.com (garraspas.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/garraspas

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Garra Fish Spa Holdings, Inc.

[See attached]

GARRA MANAGEMENT LLC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Garra Management LLC
Clearwater, Florida

We have reviewed the accompanying consolidated financial statements of Garra Management LLC (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 9, 2023
Los Angeles, California

GARRA MANAGEMENT LLC
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	9,955	$	23,902
Total current assets		**9,955**		**23,902**
Property and Equipment, net		241,815		56,784
Security Deposit		5,021		-
Total assets	**$**	**256,792**	**$**	**80,685**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accrued and other current laibilities	$	1,233	$	870
Total current liabilities		**1,233**		**870**
Total liabilities		**1,233**		**870**
MEMBERS' EQUITY				
Members' Equity		255,559		79,815
Total Members' Equity		**255,559**		**79,815**
Total Liabilities and Members' Equity	**$**	**256,792**	**$**	**80,685**

See accompanying notes to financial statements.

GARRA MANAGEMENT LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 979,526	$ 447,985
Cost of revenues	30,302	-
Gross profit	949,224	447,985
Operating expenses		
General and Administrative	393,403	224,126
Marketing	-	11,139
Selling	47,783	66,010
Total operating expenses	441,186	301,275
Operating Income/(Loss)	508,038	146,710
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	508,038	146,710
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 508,038**	**$ 146,710**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**83,964**
Capital Contribution		(128,551)
Net income/(loss)		124,402
Balance—December 31, 2021	**$**	**79,815**
Capital Distribution		(332,294)
Net income/(loss)		508,038
Balance—December 31, 2022	**$**	**255,559**

See accompanying notes to financial statements.

GARRA MANAGEMENT LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	508,038	$	146,710
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		123,272		8,619
Changes in operating assets and liabilities:				
Accrued and other current laibilities		362		344
Security Deposit		(5,021)		-
Net cash provided/(used) by operating activities		**626,652**		**155,673**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(308,304)		(65,403)
Net cash provided/(used) in investing activities		**(308,304)**		**(65,403)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(332,294)		(128,551)
Net cash provided/(used) by financing activities		**(332,294)**		**(128,551)**
Change in cash		(13,946)		(38,281)
Cash—beginning of year		23,902		62,183
Cash—end of year	**$**	**9,955**	**$**	**23,902**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Garra Management LLC was formed on August 16, 2018 in the state of Florida. On February 10, 2022, Garra Franchising LLC was formed in the state of Florida. Garra Management LLC was the entity, which was used for franchising until mid-2022, when it was transitioned to the new Garra Franchising LLC entity. On The consolidated financial statements of Garra Management LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Clearwater, Florida.

Garra Fish Spas is a spa-style retailer providing fun, unique, and holistic forms of personal care services and dead-sea-based personal care products. Fish Spa Experience provides a relaxing and therapeutic experience that improves blood circulation and overall feeling of the body. Additionally, our storefront locations offer a service called the "Ionic Cleanse" or "Detox". We have two basic footprints for our store locations. These include the storefront and the kiosk, and they can be found in malls and shopping centers in the U.S.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing holistic forms of personal care services and dead-sea-based personal care products.

Cost of sales

Costs of goods sold include the cost of lotion & soaps and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $0 and $11,139, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 9, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Machinery & Equipment	$ 462,937	$ 154,633
Property and Equipment, at Cost	**462,937**	**154,633**
Accumulated depreciation	(221,122)	(97,849)
Property and Equipment, Net	**$ 241,815**	**$ 56,784**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $123,272 and $8,619, respectively.

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
James Kalp	40.0%
Andrew Gelfand	40.0%
Deb Kalp	20.0%
TOTAL	**100.0%**

5. DEBT

The Company has no debt outstanding as of December 31, 2022.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 9, 2023, which is the date the financial statements were available to be issued.

On April 17, 2023, Garra Fish Spa Holding, Inc. was incorporated in the state of Delaware. The Garra Fish Spa Holding Inc. is a holding company, and it is a parent company of consolidated entities: Garra Management LLC and Garra Franchising LLC. The Company is authorized to issue 11,000,000 shares of Common Stock at a par value of $0.0001. As of June 9, 2023, 10,000,000 shares have been issued and outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Garra Fish Spas is not live or open to the public at this moment.

INVEST IN GARRA FISH SPAS TODAY!

Relax, Rejuvenate, and Refresh with Our Fish Spa Experience

Garra Spas delivers a fun, unique spa experience to everyday users with our custom-designed tanks where a special breed of Garra Rufa fish provide a speci...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


GARRA SPAS
fish spa experience

$0 Raised

REASONS TO INVEST

- Our specialized breed of toothless Garra Rufa fish and patented filtration system create a highly hygienic and pleasurable fish spa experience.
- Our founders bring decades of experience in business, sales, negotiation, retail leadership, psychology, and human resources to a business model spanning franchise and corporate revenue.
- We recently unveiled our sleek new kiosk footprint, and now we are in the process of expanding our presence nationwide through locations at Simon Malls and Tanger Outlets.

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$264	$20M

THE PITCH

Delightfully Relaxing and Highly Hygienic Fish Spa Experiences

Relax, Rejuvenate, and Refresh with Our Fish Spa Experience

Our authentic breed of Garra Rufa fish is 100% toothless and our patented filtration and sterilization process protects both the hygiene of our customers and the longevity of our fish.


GARRA

At Garra Spas, our mission is to create a fun and relaxing experience people can't find anywhere else through our fish spas. Our authentic breed of Garra Rufa fish are 100% toothless, and our patented filtration and sterilization process protects both the hygiene of our customers and the longevity of our fish. We focus on high-traffic, tourist destinations in six states, including Florida and Nevada, creating memorable in-person experiences for customers of all ages. Now, with our new kiosk model complete and locations in place with Simon Malls and Tanger Outlets, we are ready to expand.

THE PROBLEM & OUR SOLUTION

Memorable In-Person Experiences In Popular, High-Traffic Locations

Currently, shopping centers struggle to compete against online shopping, often lacking offerings that can only be experienced in person. Meanwhile, customers are constantly seeking new ways to form fun memories with friends, family members, or significant others.


The Benefits of Garra Fish Spa
• Wellness
• Softer Feet

Our fish spa experience is a soothing, fun, and tactile experience that brings people together in the real world. With both franchise and corporate arms, we generate revenue from franchising fees and ongoing royalties as well as sales from our corporate locations. Additionally, we offer a line of spa products, including hand and foot creams, body butters, and salt scrubs. These products are sold in both our franchise and corporate locations.

THE MARKET & OUR TRACTION

A Fresh New Kiosk Design Ready For Market Expansion


We have patented both our filtration system and our chair/tank design.
Most recently, we unveiled our new kiosk footprint with a newly designed spa chair including 360° views, beautifully lit acrylic walls, and softer seating.

Our target locations include high-traffic tourist destinations such as cruise ports, travel hot spots, and large cities. Our fish spa experience is perfect for date nights, business team-building exercises, bachelorette parties, and more.

We have patented both our filtration system and our chair/tank design. Many customers have enjoyed our fish spa experience. We recently unveiled our new kiosk footprint with a newly designed spa chair including 360-degree views, beautifully lit acrylic walls, and softer seating.


NV
PA
TN
SC
GA
FL

Clearwater, FL • Kissimmee, FL • Orlando, FL • West Palm Beach, FL • Merritt Island, FL • Orlando Premium Outlets, FL • Atlanta, GA • Pooler, GA • Las Vegas North Outlets, NV • Memphis, TN • Myrtle Beach, SC • Nashville, TN • Knoxville, TN • King of Prussia, PA

Since the release of the new footprint, four new locations have opened, and the demand from shopping centers has dramatically increased. Now, our locations at Simon Malls and Tanger Outlets could allow us to expand nationwide.

WHY INVEST

On A Mission to Help More Customers Relax and Rejuvenate

Our fish spa experience is a soothing, fun, and tactile experience that brings people together out in the real world.



As we expand, we intend to open additional locations in our most popular current markets including South Florida, Las Vegas, and along the southeast coastline. We also plan to break out in new markets based on our target areas like Texas and New York and have interest from major property owners, such as Simon Properties.

Join us as we build the corporate side of our business to accompany our existing profitable franchising side to bring a delightful, memorable fish spa experience to customers everywhere.

ABOUT

HEADQUARTERS

27001 US HWY 19 N., Suite 2056
Clearwater, FL 33761

WEBSITE

View Site

Garra Spas delivers a fun, unique spa experience to everyday users with our custom-designed tanks where a special breed of Garra Rufa fish provide a special therapeutic experience to our customers' feet. Available in corporate and franchise locations across six states since 2016.

TEAM

Andrew Gelfand
Chief Executive Officer, Director

Andrew has more than 20 years of experience in entrepreneurship and business start-ups. He has launched several successful companies in the U.S. and Australia, including AG Worldwide, a marketing and advertising agency operating in multiple territories. AG Worldwide is now being operated by another party, which frees Andrew to work full-time and exclusively on Garra Fish Spas. Andrew has a degree in international business and specializes in sales and contract negotiations. He co-founded Garra Fish Spas with James in 2016.

James Kalp, Ph.D., SHRM-SCP
Chief Operating Officer, Chief Financial Officer, Director

James has more than a decade of retail leadership experience with two Fortune 100 companies. He has a PhD in organizational psychology and specializes in entrepreneurial leadership and organizational development. James also holds a SHRM senior certified professional (SCP) in human resources designation. James has experience working with large companies, such as Lowe's, The Home Depot, and Procter & Gamble, small startups, an international business, and a nonprofit. James currently volunteers about 10 hours/month on the Board of Cornerstone Methodist Church. He co-founded Garra Fish Spas with Andrew in 2016.

ShaRon Willis
VP, Human Resources, Secretary

ShaRon has more than 20 years of experience in business administration, management, human resources, and recruiting. She has worked for major corporations such as AT&T, John Deere, and American Express. ShaRon has been with Garra Fish Spas since 2018.

Darren Mahfuz
Sales Manager

Darren has extensive experience in sales and customer service. He leads the company in customer service, productivity, and the number of products sold in a single day. Darren has managed several Garra locations. He has been with Garra Fish Spas since 2017.

Deb Kalp
Operations Manager

Deb has more than 20 years of experience in the medical field. She collaborates with website developers and social media liaisons to ensure flawless brand representation. Deb oversees operations at Garra headquarters in Clearwater, Florida. She has been with Garra Fish Spas since 2017.

TERMS

Garra Fish Spas

Overview

PRICE PER SHARE
$2

VALUATION
$20M

DEADLINE
Oct 10, 2023

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$264

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
7,500

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 15% Bonus Shares

Investors who reserved shares in our Testing The Waters and invest in the offering are eligible for 15% additional bonus shares.

Combo/Avid Investor Perk

Early Bronze

Invest $500+ within the first week and receive 5% bonus shares.

Early Silver

Invest $1,000+ within the first week and receive 7% bonus shares.

Early Gold

Invest $2,500+ within the first week and receive 10% bonus shares.

Early Platinum

Invest $5,000+ within the first week and receive 12% bonus shares.

Early Diamond

Invest $10,000+ within the first week and receive 15% bonus shares.

Volume-Based Perk

Tier 1

Invest $500+ and receive an invitation to Private Investor Group.

Tier 2

Invest $1,000+ and receive a gift card valued at $100 to be used in a store of nomination.

Tier 3

Invest $5,000+ and receive 3% bonus shares + 1 month of membership at a nominated Garra Spa location, plus 2 body butters.

Tier 4

Invest $10,000+ and receive 5% bonus shares + 6-month membership to a nominated Garra Spa (unlimited usage) + 30-minute call with CEO.

Tier 5

Invest $25,000+ and receive 10% bonus shares + 12-month membership to a nominated Garra spa for 2 people + 60-minute call with CEO.

Tier 6

Invest $50,000+ and receive 15% bonus shares + lifetime membership to a Garra Spa of your choice + 60-minute call with CEO.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

StartEngine 10% OWNERS BONUS

Garra Fish Spas will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Garra Fish Spas.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My name is Andrew Gelfand, co-founder of Garra Fish Spa. We began operating in the summer of 2016. For our first location, we purchased a small set of glass fish tanks and wooden chairs that slid over those tanks so that guests could sit down and put their feet inside of a tank of water. We call this the Fish Spa Experience, and more and more people are seeking that experience today. Due to our growth since that initial store location in northern Kentucky, we've made significant upgrades to our system, including the use of starboard for our custom design chairs, which is a solid-colored marine safe material. It's waterproof and scratch resistant, extending the life of our equipment. We also moved to Acrylic custom fabricated tanks, which are lighter, safer, and easier to install. We patented the chair tank design as well as our multipart, highly efficient filtration system that keeps our water crystal clear and free of harmful bacteria. The fish we use are called Garra Rufa, hence the name Garra Fish Spas. We use true Garra Rufa fish, which is a toothless breed that naturally swims very close to larger fish in a symbiotic relationship where the larger fish is cleaned and the Garra Rufa are protected.⊠The Fish Spa experience actually mimics the fish's natural environment. As our Garra Rufa swim around guests' feet in the water, our fish are drawn to the vibrations in the water coming from our guests' pulse. Essentially, they are seeking out the source of that vibration, and in doing so, the light sensations on the feet and legs create a very relaxing and therapeutic experience. This experience, paired with comfortable water temperatures, keeps our fish happy and healthy. Our guests seek out the Fish Spa experience because it's fun and unique in nature. It is a feeling you must experience to truly appreciate. Since 2018, we've opened a combination of franchise locations and corporately owned stores. At the end of 2022, we have 13 Storefronts and 4 Kiosks. The new kiosk model provides more visibility and offers improved profitability with lower overhead costs. This next phase for Garra Fish Spas includes a rapid expansion in 2023 and 2024. We've received requests for the new kiosks from many shopping centers, and interest continues to grow as we open more locations. We plan to build out enough new units to fill at least half of these orders before the end of the year. Stay tuned as Garra Fish Spas continues to spread the fun and exciting experience across the nation and join us in this unique opportunity to invest in our future. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Sign up here to receive the first notifications of our offering on StartEngine.

Reserve Now

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Learn More About Our **Franchise Opportunities**


GARRA SPAS
fish spa experience
QUICK
YUMMY

Gmail

James Kalp <jamesakalp@gmail.com>

Test - Interested in Investing in Garra Fish Spas? We Plan To Launch On StartEngine!

Tue, Jun 13, 2023 at 10:30 AM

FISH SPAS™

Interested in Investing in Garra Fish Spas in the future? We plan to launch a campaign on StartEngine!

Early reservations receive a 15% shares bonus.

Be The First To Get Notified Here.


GARRA SPAS

Sign-up Here To Receive The First Notifications of Our Offering on StartEngine.

RESERVE NOW

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Garra Fish Spa Holdings, Inc.
27001 US HWY 19 N
SUITE 2056
CLEARWATER, FL 33761

James Kalp, PhD, SHRM-SCP

Entrepreneur | Executive | Leadership Expert

View full profile

James Kalp, PhD, SHRM-SCP • You
Entrepreneur | Executive | Leadership Expert
3w • Edited •

My company, Garra Fish Spas, is looking to go LIVE via Reg CF this month! Sign up here to receive the first notifications of our offering on StartEngine.
https://lnkd.in/gwaPDGgJ
https://www.garraspas.com/

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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Garra Fish Spas is taking reservations for a possible, upcoming round. Join the waitlist today.

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INVEST IN GARRA FISH SPAS TODAY!

Relax, Rejuvenate, and Refresh with Our Fish Spa Experience

Garra Spas delivers a fun, unique spa experience to everyday users with our custom-designed tanks where a special breed of Garra Rufa fish provide a special therapeutic ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



GARRA SPAS
fish spa experience

$56,874 Raised

OVERVIEW ABOUT DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Our specialized breed of toothless Garra Rufa fish and patented filtration system create a highly hygienic and pleasurable fish spa experience.
- Our founders bring decades of experience in business, sales, negotiation, retail leadership, psychology, and human resources to a business model spanning franchise and corporate revenue.
- We recently unveiled our sleek new kiosk footprint, and now we are in the process of expanding our presence nationwide through locations at Simon Malls and Tanger Outlets.

Reserve Now

RAISED	INVESTORS
$56,874	48

GARRA FISH SPAS IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
27001 US HWY 19 N., Suite 2056
Clearwater, FL 33761

WEBSITE
View Site

Garra Spas delivers a fun, unique spa experience to everyday users with our custom-designed tanks where a special breed of Garra Rufa fish provide a special therapeutic experience to our customers' feet. Available in corporate and franchise locations across six states since 2016

TEAM



Andrew Gelfand
Chief Executive Officer, Director

Andrew has more than 20 years of experience in entrepreneurship and business start-ups. He has launched several successful companies in the U.S. and Australia, including AG Worldwide, a marketing and advertising agency operating in multiple territories. AG Worldwide is now being operated by another party, which frees Andrew to work full-time and exclusively on Garra Fish Spas. Andrew has a degree in international business and specializes in sales and contract negotiations. He co-founded Garra Fish Spas with James in 2016.



James Kalp, Ph.D., SHRM-SCP
Chief Operating Officer, Chief Financial Officer, Director

James has more than a decade of retail leadership experience with two Fortune 100 companies. He has a PhD in organizational psychology and specializes in entrepreneurial leadership and organizational development. James also holds a SHRM senior certified professional (SCP) in human resources designation. James has experience working with large companies, such as Lowe's, The Home Depot, and Procter & Gamble, small startups, an international business, and a nonprofit. James currently volunteers about 10 hours/month on the Board of Cornerstone Methodist Church. He co-founded Garra Fish Spas with Andrew in 2016.



ShaRon Willis
VP, Human Resources, Secretary

ShaRon has more than 20 years of experience in business administration, management, human resources, and recruiting. She has worked for major corporations such as AT&T, John Deere, and American Express. ShaRon has been with Garra Fish Spas since 2018.



Darren Mahfuz
Sales Manager

Darren has extensive experience in sales and customer service. He leads the company in customer service, productivity, and the number of products sold in a single day. Darren has managed several Garra locations. He has been with Garra Fish Spas since 2017.



Deb Kalp
Operations Manager

Deb has more than 20 years of experience in the medical field. She collaborates with website developers and social media liaisons to ensure flawless brand representation. Deb oversees operations at Garra headquarters in Clearwater, Florida. She has been with Garra Fish Spas since 2017.

ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Garra Fish Spas.

JOIN THE DISCUSSION

GB

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.